23002565

SEC Mail Processing
Washington, DC

FEB 27 2023

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21380

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monness Crespi Hardt & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10017-2047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neil Crespi	(212)838-7575	ncrespi@mchny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper and Miller, LLP
(Name – if individual, state last, first, and middle name)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Crespi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monness Crespi Hardt & Co., Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2023

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MONNESS CRESPI HARDT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2022

Monness Crespi Hardt & Co., Inc.

Table of Contents

December 31, 2022

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Monness Crespi Hardt & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monness Crespi Hardt & Co., Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monness Crespi Hardt & Co., Inc. management. Our responsibility is to express an opinion on Monness Crespi Hardt & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monness Crespi Hardt & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as Monness Crespi Hardt & Co., Inc. auditor since 2016.

New York, New York
February 23, 2023

T 212.557.9800 | F 212.557.9819 | W ksmcpa.com

Monness Crespi Hardt & Co., Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	233,992
Receivables -		
Due from clearing broker (includes $1,000,000 in restrictions (**Note 3**))		2,238,996
Other receivables		327,488
Prepaid expenses and other assets		163,121
Property and equipment, net of accumulated depreciation of $1,379,136		48,674
Right of use asset		1,397,461
Total assets	$	4,409,732

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	106,615
Accounts payable and accrued expenses		541,711
Lease liability		1,396,516
Total liabilities		2,044,842
Commitments and Contingencies (Note 5)		
Stockholders' equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		20,000
Additional paid in capital		55,000
Retained earnings		2,289,890
Total stockholders' equity		2,364,890
Total liabilities and stockholders' equity	$	4,409,732

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Monness Crespi Hardt & Co., Inc. (the "Company") is a broker-dealer, dealing principally with institutional investors, as a registered entity with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3 as disclosed in Note 7. The Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, if any, at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments
The Company's financial instruments include cash and accounts receivable, the carrying value of which approximates fair value because of their short-term duration.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

Property and Equipment
Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of property, the carrying value and related accumulated depreciation are removed from the accounts and any differences recognized as gain or loss on disposition or retirement.

Lease Recognition Policy
The Company determines if an arrangement is a lease at inception and recognizes an asset for its right to use the underlying leased asset for the duration of the lease and a liability for the corresponding obligation to make lease payments. Right-of-use-assets and lease liabilities are recognized at the commencement date, including renewals, based on the present value of lease payments over the lease term (see Note 5).

Note 2 - Summary of Significant Accounting Policies (continued)

Soft Dollar Arrangements
The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28e of the Securities Exchange Act of 1934 as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28e. For the year ended December 31, 2022, the Company had several such customer arrangements.

Income Taxes
The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State income taxes are paid on income. Effective for 2021, New York State permits an S Corporation to elect to pay income taxes on behalf of their shareholders. For the year ended December 31, 2022, the Company has made such an election. The Company is responsible for New York City corporation income taxes. Interest or penalties assessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

The Financial Accounting Standards Board ("FASB") has issued guidance regarding how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2022, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

Note 3 - Due From Clearing Broker

The Company clears all security transactions through Goldman Sachs & Company ("GSC"), formerly Goldman Sachs Execution and Clearing LP. Under the clearing arrangement, GSC confirms securities trades, processes securities movements and records transactions for each customer introduced by the Company. GSC has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 5).

Based on historical performance of no write-offs, the Company has not established an allowance for bad debts.

Under the terms of its agreement with GSC, the Company must, at all times, maintain a balance of $100,000 in cash, securities (at market value) or a combination of both, with GSC to ensure that it meets its minimum net capital requirement. The agreement with GSC further requires the Company to maintain an additional $900,000 in cash, securities, or a combination of both in its accounts with GSC; as of December 31, 2022, it was all in cash.

Note 4 - Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2022:

	Estimated Useful Life	
Machinery and equipment	5-7 years	$ 957,193
Leasehold improvements	3 years	470,617
		1,427,810
Less: accumulated depreciation		1,379,136
		$ 48,674

Note 5 - Commitments and Contingencies

Leases

The Company leases various office and storage spaces at the same location under long-term non-cancellable leases, the longest of which expires April 30, 2024. Future obligations relating to the primary terms of the Company's long-term operating leases are as follows:

Years Ending December 31,	
2023	$ 1,114,688
2024	359,264
	$ 1,473,952

On January 1, 2019, the Company adopted ASU 2016-02, and recognized a right of use asset and offsetting liability of $5,422,655, which represented the present value of contracted future lease payments, discounted over the term of the leases using a 6-1/2% interest rate. In November 2022 the Company renewed its office lease for an additional 13 months ending April 30, 2024. At that time the Company revalued its right of use asset and offsetting liability using a discount rate of 8%, representing the then prime interest rate plus 1%. Both the asset and liability increased by $997,202. The remaining right of use asset and lease liability amounts at December 31, 2022 were $1,397,461 and $1,396,516, respectively.

Periodic rent expense reflects actual rents paid adjusted for a write down of both the corresponding right of use asset and its respective liability, resulting in the straight-lining of the base rent expense over the lease period.

Legal Matters and Litigation

In the normal course of business, the Company may be subject to litigation relating to its business activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. As of December 31, 2022, the Company is not a party to any litigation or the subject of any regulatory investigation.

Note 5 - Commitments and Contingencies (continued)

Deferred Compensation and Phantom Stock
Pursuant to the sale of his equity interest in the Company at December 31, 2015, a former shareholder was granted stock appreciation rights that would essentially entitle him or his beneficiary to a 5% interest on any gain on the sale of the Company, if it occurred within five years of his separation from service without cause. The former shareholder retired as of December 31, 2019, which began his separation from service. As of December 31, 2022 there was no liability recognized.

Financial Instruments With Off-Balance-Sheet Risk
The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company also engages in trading and brokerage activities with customers, other broker dealers and counter-parties ("trading partners"). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

Note 6 - 401(k) Plan

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company made no contributions to the plan for the year ended December 31, 2022.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had regulatory net capital of $1,824,662 which exceeded its regulatory net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness by $1,724,662. The ratio of aggregate indebtedness to net capital was 0.36 to 1.

Note 8 - Risks and Uncertainties

There are various direct and indirect risks that could impact the Company, such as a potential global economic slowdown, increase in interest rates, inflationary pressures, geopolitical situations, supply chain disruptions, the pandemic, and more . It is also impossible to predict the effect these will have on longer-term industrial output, potential changes in supply and demand, and its impacts on the Company's liquidity, credit, customers, venders, and counter-parties. To help minimize the uncertainty of these items, management continues to explore how to best operate in this environment.

Note 9 - Subsequent Events

The Company has evaluated its subsequent events through February 23, 2023, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring recognition or disclosure in the financial statement.